ICE Securities Execution & Clearing, LLC

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICE Securities Execution & Clearing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street, 40th Floor
(No. and Street)

New York	NY	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Thomasson (770)916-2593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier and Deeter, LLC
(Name – *if individual, state last, first, middle name*)

1230 Peachtree St NE, Suite 1500	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Peter Borstelmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICE Securities Execution & Clearing, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-27-2020

Signature

President

Title

Notary Public

EROIDE ALPHONSE
Notary Public, State of New York
No. 01AL6156428
Certified in Queens County
Term Expires on January 26, 2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Sean Thomasson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICE Securities Execution & Clearing, LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Finance and Operations Principal
Title

Notary Public

```
TWILLIKKI B. DAVIS YOUNG
Notary Public, Georgia
Cobb County
My Commission Expires
September 19, 2023
```

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICE Securities Execution & Clearing, LLC
Index
December 31, 2019



Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ICE Securities Execution & Clearing, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of ICE Securities Execution & Clearing, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Frazier & Deeter, LLC

This is the first year we have served as auditor of the Company.
Atlanta, Georgia
March 2, 2020

1

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2019

($ in thousands)

Assets

Cash and cash equivalents	$ 25,656
Receivables from clearing organizations	4,647
Receivables from related parties	391
Capital expenditures, net	660
Other assets	2
Total assets	$ 31,356

Liabilities and Member's Equity

Liabilities

Payables to clearing organizations	$ 659
Payables to related parties	1,108
Other payables	191
Total liabilities	1,958
Member's equity	29,398
Total liabilities and member's equity	$ 31,356

The accompanying notes are an integral part of this financial statement.

($ in thousands)

1. **Organization and Nature of Operations**

    ICE Securities Execution & Clearing, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of ICE ETF Hub, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears transactions on behalf of Creditex Securities Corporation, which is a wholly-owned subsidiary of ICE.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2019, include $38 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

    Capital Expenditures
    Capital expenditures are recorded at cost, reduced by accumulated depreciation. Depreciation and amortization is computed using the straight-line method based on estimated useful lives of the assets The Company reviews the remaining estimated useful lives at each balance sheet date and make adjustments whenever events or changes in circumstances indicate that the remaining useful lives have changed.

    Revenue Recognition
    The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. All of its revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the statement of financial condition as receivables from related parties. Payment is typically received the month after the customers receive the goods or services. The Company does not have obligations for warranties, returns or refunds to customers. There is no revenue recognized from performance obligations that were satisfied in prior periods and no transaction price is allocated to unsatisfied performance obligations.

($ in thousands)

Revenues and related expenses, which consist of clearance, brokerage and other transaction expenses, are accounted for when incurred.

Income Taxes
The Company and its Parent are single member LLCs of ICE. They are treated as disregarded entities for income tax purposes and therefore are treated as divisions of ICE. As such, the Company is not subject to entity-level federal, state or local income tax taxation. All items of income, expense, gain and loss of the Company are included in the consolidated tax returns of ICE.

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12, which specified that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 with early adoption permitted. The Company decided to early adopt the guidance in ASU2019-12 and did not allocate the consolidated amount of current and deferred tax expense of ICE to the Company. Therefore, no income tax provision is reported in the financial statements and no disclosure on income tax provision in the accompanying footnotes.

The Company's 2018- 2019 tax year remains subject to examination by the relevant tax authorities.

3.   **Related Party Transactions**

The Company performs clearing services on behalf of an affiliate. Throughout the year the Company incurs licensing costs from its affiliates for accessing fixed income pricing and rent expense from its affiliates for office space by personnel.

Affiliates including ICE, Creditex Group, Inc, and TMC Bonds, LLC employ corporate, operations, and information technologies staff to support the Company. Under contracts, required by the FINRA, with the Company, the affiliates provide operational and support services. The contracts are Services Agreements, whereby the affiliates shall provide all material personnel necessary to facilitate the operation of the clearing broker and to provide certain other corporate and business services.

The agreements provide for the Company's expenses and liquidity needs to be met by ICE without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed personnel and the Company is dependent on its affiliates providing the services in order for the Company to carry out its operations.

As a result of the noted transactions, receivables from related parties were $391 and payables to related parties were $1,108 as of December 31, 2019.

($ in thousands)

On August 15, 2019, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with its Ultimate Parent, Intercontinental Exchange, Inc. (the "Lender"). The Lender has committed $55 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Credit under the Agreement may be advanced through August 9, 2023, with all unpaid principal and interest due on August 9, 2024. Interest is payable at current rates at the advance date. The Lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears at a rate of 0.125%. There was no outstanding loan balance at December 31, 2019. The Company is currently evaluating upcoming cash needs for when it starts to clear trades for TMC Bonds, LLC in May 2020 which may require drawing on this loan over the next six months.

4. **Capital expenditures**

Capital expenditures consisted of the following:

	As of December 31, 2019	Depreciation Period Years
Software	$ 683	5
Less accumulated depreciation and amortization	$ (23)	
Capital expenditures, net	$ 660	

5. **Concentration**

The Company's cash is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

6. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2019, the Company's net capital of $28,327 was $28,077 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company is subject to the Securities and Exchange Commission Customer Protection - Reserves and Custody of Securities (Rule 15c3-3), which requires the Company to maintain a "special reserve bank account for the exclusive benefit of customers" and at all times maintain funds or qualified securities computed in accordance with a formula set forth in the rule. As of December 31, 2019, the Company's reserve requirement was $0 and total deposits in the reserve bank accounts were $200.

($ in thousands)

7.   **Subsequent Events**

The Company has evaluated subsequent events through March 2, 2020, which is the date this
financial statement was issued, and determined that no events or transactions met the definition of
a subsequent event for purpose of recognition or disclosure in the accompanying financial
statement.